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                                                               OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
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                           NOTIFICATION OF LATE FILING        SEC FILE NUMBER
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                                                                 CUSIP NUMBER
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(CHECK ONE) [ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K [X]Form 10-Q  [ ]Form N-SAR

              For Period Ended:   MAY 26, 2001
                                -------------------------
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:
                                               -------------------------------

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      READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

Tristar Corporation
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Former Name if Applicable


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Address of Principal Executive Office (STREET AND NUMBER)
105 St. Mary's Street, Suite 1800, San Antonio, Texas 78205
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City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
   [X] the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


Certain financial and other information necessary for an accurate and full completion of the Quarterly Report on Form 10-Q could not be provided within the prescribed time period without unreasonable effort or expense.


                                                 (ATTACH EXTRA SHEETS IF NEEDED)

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                                                                 SEC 1344 (6/93)


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Robert M. Viola                  210                402-2200
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               (Name)                   (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
     Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                               [X] Yes  [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                               [X] Yes  [ ] No
     See attached addendum.


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                               Tristar Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    JULY 11, 2001                      By /s/ ROBERT M. VIOLA
     -------------------------                ---------------------------------
                                                  Robert M. Viola, Chief
                                                  Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).


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                               TRISTAR CORPORATION
                                    ADDENDUM
                                PART IV SECTION 3


Tristar Corporation ("the Company") anticipates that results of operations for the thirteen week period ended May 26, 2001 will reflect a substantial net loss as compared to net income of $133,000 for the thirteen week period ended May 27, 2000. Due to the reasons given in response to Part III above, the Company is unable at this time to determine the final amount of such net loss.

The decrease in net income for the third fiscal quarter of 2001 versus the comparable fiscal 2000 period related primarily to: (1) lower gross profit resulting from a significant decrease in net sales across all selling divisions coupled with an unfavorable sales mix and (2) a one time charge associated with terminating an employment agreement with a senior executive.